March 30, 2007

VIA: EDGAR

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      Host America Corporation
                        Form 10-K for the year ended June 30, 2006
                        Filed November 21, 2006
                        SEC File No. 000-16196

Ms. Cvrkel:

Thank you for your letter dated March 23, 2007 regarding the review of Host America Corporation’s Form 10-K for the year ended June 30, 2006. As previously discussed with the Staff, we anticipate filing an amendment to our Form 10-K for the year ended June 30, 2006 upon completion of the Staff’s review of our filing. Such amendment will incorporate all of our responses to the Staff’s comments received during the Staff’s review.

We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of these and future filings. Filed electronically on behalf of Host America Corporation (the “Registrant” or “Company”) are our responses to your written comments of March 23, 2007. This letter highlights our response to each comment and where changes will be incorporated in our current filing and in our future filings on a going forward basis. Further, in response to the comments received from the Securities and Exchange Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1 - Response to Comment 7

Consolidated Financial Statements - Consolidated Statements of Changes in Stockholders’ Equity Deficiency, pages F-4, F-5

The comment is noted and we will revise the original presentation of the beneficial conversion feature disclosure as follows:

Beneficial Conversion Rights

The Company accounts for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt and equity instruments with non-detachable conversion options pursuant to the consensus

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for EITF Issue No. 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF Issue No. 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments. Such beneficially converted value is allocated to additional paid-in capital and the resulting discount is charged to interest expense or preferred stock dividends using the effective yield method over the period to the stated maturity or redemption date, if any. If there is no stated maturity or redemption date, the discount is charged over the period to the first date the instrument may be converted. Such value is determined after first allocating an appropriate portion of the proceeds received to any other detachable instruments included in the exchange.

The beneficial conversion calculation was determined by identifying the fair value of the respective warrants associated with the debt placements and adding that value to the fair value of the debt to determine a total fair value. We then subtracted the warrant value and recorded the value as a warrant liability. We subtracted the warrant fair value from the total value to determine the relative fair value of the debt portion that will be beneficially converted. The shares entitled to receive are calculated based on the fair value of the debt divided by the fixed conversion price as per the debt placement contracts. The price per share value the holder is entitled to receive is the relative fair value divided by shares the holder is entitled to receive. This price per share value is compared against the closing price of our stock on the measurement date (contract date). The difference is the value of the shares to be beneficially converted, based on the market price per share on the contract date subtracted by the allocated price per share on conversion.

The market price of our shares when we committed to the initial Laurus contract was $5.05 per share and when we amended the Laurus contract was $4.00 per share. We recorded a beneficial conversion charge from the amendment to interest expense of $113,386 and $138,583 in fiscal 2005 and 2006 respectively. Additionally, in fiscal 2004, we recorded beneficial conversion to debt discount of $1,154,072. This allocation to debt discount was amortized over the life of the loan specific to the monthly amount conversion criteria pursuant to the terms of the Laurus note, as the Laurus terms specify monthly conversions exercisable based on the average closing price of common shares for five (5) trading days prior to conversion to be greater than or equal to 110% of the fixed conversion price of $5.03 in order for conversion to be exercisable for the Term Note A and $5.83 for the Term Note B.  The closing price of Host common shares did not meet the initial conversion criteria until fiscal 2006, where the unamortized balance was fully recognized as interest expense. The conversion expense to interest for the amended portion of the Laurus note was recognized when principal was actually converted in those years as a result of the conversion terms as mentioned above in Term Note A and Term Note B as a variable to the stock price. Additionally, the Note was not convertible at inception as a registration statement was not effective.

The market price of our shares when we committed to the June 17, 2005 private placement was $3.14 per share and when we committed to the June 23, 2005 private placement was $3.02 per share. There were no warrants issued with respect to these private placements. We recorded a beneficial conversion charge to interest expense in aggregate of $28,744 in fiscal 2006. There was no expense recorded to interest expense in fiscal 2005 relating to this beneficial conversion since the amounts were insignificant.

The beneficial conversion with respect to the Series B preferred shares that are convertible into common shares was recorded at the total value of the conversion. The series B stock is convertible for a period of five years from the issue date into shares of Host’s common stock according to the conversion ratio of 1.5 to 1 as set forth in the Amendment to our Articles of Incorporation. The excess of the fair value of the common stock into which the series B stock is convertible over the purchase price at the date of sale of $400,000 is a beneficial conversion feature that is analogous to a dividend on the Series B stock. Therefore, it has been reflected as an increase to the accumulated deficit and additional paid-in capital and an increase in the net loss applicable to common stock during the fiscal year ended June 30, 2004. There were no warrants issued with respect to the issuance of the Series B preferred shares. We recorded this beneficial conversion charge to preferred dividend

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in the aggregate of $400,000 in fiscal 2004. The market price of our common shares when we issued the Series B preferred shares was $3.50 per share.

Comment No. 2 - Response to Comment No. 10

Notes to the Consolidated Financial Statements - Foodbrokers, page F-18

Please be advised that the value of the shares of our common stock issued to Foodbrokers in exchange for certain assets was based upon the negotiated purchase price of the parties pursuant to the Asset Purchase Agreement, dated October 29, 2004. The common stock to be issued was contingent on shareholder approval and was to be valued at $250,000 regardless of the share price, except that if the calculated closing price was less than $4.00 per share, Foodbrokers would receive the number of shares based on a $4.00 per share price. Upon the closing on October 29, 2004, the share price as 2 days before and 2 days after the closing, including the closing date, was $4.67. As a result, we would have been obligated to issue 53,533 shares to Foodbrokers instead of 62,500 shares. The value of the shares would be consistent with paragraph 22 of SFAS No. 141, the amount of shares transferred would thus fluctuate. The amount has been identified as immaterial

Comment No. 3 - Response to Comment No. 12

Notes to the Consolidated Financial Statements - Common Stock, page F-34

Please be advised, there were no shares issued to extinguish other liabilities. Common shares were issued for convertible debt. The comment is noted and additional disclosure of the value of the shares will be revised as follows:

Common Stock

The shares of common stock that were issued in the settlement of the Sherwin litigation were based on our share market price on the settlement date. Common shares issued for convertible debt were recorded based on the contract price of conversion. Options issued in exchange for services are priced based on the Black Scholes method and recorded as an expense to the related service.

Comment No. 4 - Response to Comment No. 11

Notes to the Consolidated Financial Statements - Common Stock, page F-34

The conversion price of principal and interest payments with respect to the Laurus loan at the market price of the agreement was $4.00 per share. With this, the difference between the $4.00 market price and the one time agreed upon price of $3.40 calculates to a difference of $20,595 of calculated interest expense for which we deem immaterial and would not yield a measurable or material effect to the reported financial statements. The treatment used for the issuance of these shares at that time in January 2005 was not subject to a formal agreement, but was inclusive of the negotiations of the subsequent Amended Agreements executed in February 2005. The Company had not executed this type of one-time arrangement prior to February 2005 nor do we intend on continuing this in the future.

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Comment No. 5 - Response to Comment No. 13

Notes to the Consolidated Financial Statements - Common Stock, page F-34

Please be advised that we used a discount value of the shares of common stock issued to two directors which included a risk premium and restrictions specifically associated to the lack of registration and the timing of liquidity under Rule 144. The risk associated with the future of our company is immense, as we have been rendered as a “going concern” by our independent registered public accounting firm for three consecutive years. The impact of the discount in the aggregate is approximately $28,000, which we deem immaterial and would not yield a measurable or material effect to the reported financial statements.

Additional disclosure of the value of the shares will be revised as follows:

Common Stock

The discount value of the shares of common stock issued to two directors was based on variables associated with the higher than normal risk associated with our common stock due to the declining market price of our shares, the risks of going concern and the restricted nature of the shares associated with the registration and the timing of liquidity under Rule 144. The price of the shares issued on January 19, 2005 was $3.86, the price of the shares issued on June 17, 2005 was $3.14, and the price of the shares issued on June 23, 2005 was $3.02. The notes issued on June 17, 2005 and June 23, 2005 were convertible below the market value and had a beneficial conversion feature which was recorded at fair value pursuant to the consensus for EITF Issue No. 98-5.

Comment No. 6 - Response to Comment No. 16

Notes to the Consolidated Financial Statements - Warrants, page F-37

As requested, we will provide the full disclosure with respect to the complete Warrants section which includes all of the warrants issued during the various periods presented, the valuation assigned, and the appropriate treatment as required where applicable as follows:

WARRANTS

In fiscal 2004, the Company issued 48,500 warrants to the Selling Agent in connection with the private placement of common stock. The warrants are exercisable for a period of five years, at an exercise price of $5.50 per share, unless extended. These warrants were recorded at fair value as issuance costs of $281,140 as determined by the Black-Scholes method and included as valuation assumptions the market value of the CAFE stock of $5.05, aggregate volatility rate of 71.31% and the average risk free interest rate of 3.97% and an expected dividend yield of $0.

The Company issued 600,000 warrants in connection with the 2004 private placement of subordinated debt and 57,750 warrants to the selling agent in connection with this private placement. These warrants are exercisable until January 31, 2009, at an exercise price of $10.00 per share, unless extended. The fair value of $803,467 allocated to the 600,000 warrants issued in connection to the 2004 private placement was determined by the Black-Scholes method including the market value of the CAFE stock, aggregate volatility rate and the average risk free interest rate measured at issue date, and recorded as additional paid in capital and amortizable debt discount. The fair value of $129,262 allocated to the 57,750 warrants to the Selling Agent was recorded as issuance costs and determined by the Black-Scholes method, and included as valuation assumptions the market

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value of the CAFE stock of $5.04, aggregate volatility rate of 71.0% and the average risk free interest rate of 3.85% and an expected dividend yield of $0.

On June 25, 2004, the Company issued 450,000 warrants in connection with its financing with Laurus Master Funds, Ltd. These warrants are exercisable for a period of ten years, at exercise prices of $5.98 and $6.23 for 300,000 and 150,000 warrants, respectively, and recorded as a liability and amortizable debt discount. Concurrently with the Laurus transaction, the Company issued 197,516 five year warrants at a weighted average exercise price of $5.43 to the Selling Agent and recorded the fair value of $600,000 as debt issuance deferred financing costs, amortizable over the life of the Laurus debt. Fair value was determined by the Black-Scholes method included as valuation assumptions the market value of the CAFE stock of $5.05, aggregate volatility rate of 72.0% and the average risk free interest rate of 4.73% and an expected dividend yield of $0.

The Company issued 46,240 shares of common stock in connection with the exercise of non-publicly traded warrants during the fiscal year ended June 30, 2004. The Company received $180,011 in gross proceeds from the exercise of these warrants, which were exercised at $2.00 and $5.50 per share.

In fiscal 2005, in accordance with the terms of Amendment No. 1 and Consent to its Securities Purchase Agreement with Laurus Master Fund, Ltd., Host issued Laurus warrants to purchase 25,000 shares of its common stock exercisable through June 23, 2014 at $5.98 per share, which were subsequently cancelled (see below).

In fiscal 2005, the Company issued 169,420 shares of common stock for private placement warrants exercised. The Company received $338,840 in gross proceeds from the exercise of these warrants, which were exercised at $2.00 per share.

During the first quarter of fiscal 2006, Laurus exercised 303,038 warrants at an exercise price of $5.98 per share and H.C. Wainwright & Co., the placement agency that assisted the Company in the Laurus financing, and three of its principals, exercised 182,701 warrants in a cashless exercise that resulted in the net issuance of 76,597 common shares at an exercise price of $5.43 per share.

Comment No. 7 - Response to Comment No. 20

Notes to the Consolidated Financial Statements - Legal Matters, page F-42

Please be advised that the accrual loss contingency will be included in the disclosure as follows:

LEGAL MATTERS

The Company has established an accrual for all maximum estimated potential losses that we expect to incur pursuant to SFAS 5, “Accounting for Contingencies”.

Comment No. 8

Upon completion of the Staff’s review, we will file an amended Annual Report on Form 10K which will include all our responses to the Staff’s comments included in the Staff’s letter dated March 23, 2007, in addition to those related to the Staff’s letter dated February 23, 2007. In addition, we confirm that we will make all corresponding changes in the next amendment to our Form S-1 filed on February 20, 2007.

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Thank you for your assistance. If we can be of any assistance in connection with the Staff's review of our responses, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

/s/ Michael C. Malota
Michael C. Malota
Chief Financial Officer

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